SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

JAMES M. CAIN

DIRECT LINE: 202.383.0180

E-mail: james.cain@sutherland.com

March 24, 2016

Via E-Mail

Thomas Kluck

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 Filed on March 21, 2016 for the United States Short Oil Fund, LP (file no. 333-210297)

Dear Mr. Kluck:

As requested, we are writing to you on behalf of our client, the United States Commodity Funds LLC (the “General Partner”), the commodity pool operator and general partner of the United States Short Oil Fund, LP (the “Fund”). The Fund filed the above-referenced registration statement on March 21, 2016 to conduct continuous offerings under Securities Act Rule 415(a)(1)(ix) (the “New Registration Statement”). Previously, the Fund filed a registration statement on Form S-1 that first became effective on January 17, 2013 (file no. 333-185962) (the “Prior Registration Statement”).

Rule 415(a)(5) provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Therefore, the three-year period for the Fund’s continuous offerings under the Prior Registration Statement ended on January 17, 2016. A post-effective amendment terminating the Prior Registration Statement was filed on March 21, 2016 (the “2016 Post-Effective Amendment”). On March 21, 2016, the Fund also filed a Form 8-K stating that it had suspended sales of its shares to Authorized Participants (as defined below) until such time as the New Registration Statement has been declared effective and the temporary suspension is now in effect. The Post-Effective Amendment was declared effective on March 22, 2016.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

March 24, 2016

This letter is intended to assist the Commission staff in its review of the New Registration Statement and provides our legal analysis of the Fund’s compliance with Section 5 of the Securities Act of 1933 (“Securities Act”) for offers and sales of the Fund’s securities under the Prior Registration Statements after January 17, 2016 and potential exposure to a claim for rescission under Section 12(a)(1) or Section 12(a)(2) of the Securities Act.

We are of the view that no violation of Section 5 of the Securities Act has occurred for offers and sales made under the Prior Registration Statements after the end of the three-year period set forth in Rule 415(a)(5), for the reasons discussed in our analysis below; (1) a registration statement at all relevant times was on file and was the subject of a notice of effectiveness, (2) the registration statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1, and (3) we have no reason to believe that there has been any failure to comply with applicable prospectus delivery requirements. The Prior Registration Statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act. There is nothing in the proposing or adopting releases relating to Rule 415(a)(5), or in any other published guidance of the Commission of the Staff of which we are aware to suggest that the expiration of the three-year period set forth therein functions as a revocation of a notice of effectiveness or as a stop order or other action that might implicate Section 5.[1] Consequently, the issuer at all times was compliant prima facie with the requirements of Section 5.

[1] In the proposing release relating to Rule 415(a)(5), Securities Act Release No. 8501 (Nov. 3, 2004) (the “Proposing Release”), the Commission stated in Section I.A. that the purposes of the reforms described in the release were “to address the need for timeliness of information… without mandating delays in the offering process that [the Commission believes] would be inconsistent with the needs of issuers for timely access to the securities markets and capital.” The Commission also indicated in the Proposing Release in Section V.B.2.b.ii.(G), text at footnote 334, in a discussion relating to well-known seasoned issuers (“WKSIs”), that the purpose of the Rule 415 reforms is to facilitate “uninterrupted” access to the securities markets and capital. The Fund is not a WKSI, but it is conducting an offering on Form S-1 pursuant to Rule 415(a)(1)(ix), and the structure of Rule 415(a)(5) and (6), taken together, indicate a similar intention to facilitate uninterrupted access to the securities markets and capital. Indeed, this is reflected in Section V.B.1.b.iv of the Proposing Release, and is further expounded in the equivalent sections of the adopting release, Securities Act Release No. 8591 (Jul. 19, 2005) (the “Adopting Release”). Consequently, the penalty for failing to file a new registration statement prior to the expiration of the three-year period applicable to a prior registration statement pursuant to Rule 415(a)(5) contemplated in the Proposing Release and the Adopting Release is interrupted access to the capital markets, which is precisely the penalty the Fund seeks to avoid. For an operating company that produces and sells goods or services, interrupted access to the capital markets may be a significant inconvenience and result in materially higher financing costs. For an investment fund that does not produce or sell goods or services it is an even more significant event because the investment fund’s shares are the only product or service of the investment fund. An exchange-traded product (“ETP”) such as the Fund is dependent upon an uninterrupted supply of registered shares in order for the mechanism that tends to cause the market price of its shares to track its net asset value per share to work successfully. As discussed below under the heading “Other Elements of a Claim” under Section 12(a)(1), the Fund seeks to avoid significant disruptions and anomalies in the market for its shares. Moreover, nowhere in the Proposing Release or the Adopting Release does the Commission suggest that the expiration prior to the filing of a new registration statement of the three-year period set forth in Rule 415(a)(5) constitutes a revocation of the effectiveness of the prior registration statement or suggest that sales after the expiration of the three-year period constitute a violation of Section 5.

March 24, 2016

In addition, any plaintiff seeking to rescind a purchase of the Fund’s shares would have difficulty under the circumstances in stating a claim under Section 12(a)(1)or 12(a)(2) because they would not be able to make a prima facie case that there has occurred any offer or sale of a security in violation of Section 5 and there was no material misstatement or omission in the Fund’s Prior Registration Statement or a prospectus thereunder. In connection with the foregoing, we respectfully submit that rescission risks associated with the shares of the Fund sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) do not constitute a material fact required to be disclosed in the Fund’s prospectus or necessary to make the statements therein not misleading.

Section 5:

Section 5(a). A registration statement at all relevant times was on file and was the subject of a notice of effectiveness and the registration statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1. The Fund’s Prior Registration Statement was declared effective on January 17, 2013. The Fund’s post-effective amendments to the Prior Registration Statement (excluding the 2016 Post-Effective Amendment to deregister) were filed on April 3, 2013, April 3, 2014, and April 6, 2015, were declared effective on April 29, 2013, May 1, 2014 and May 1, 2015, respectively (the “Notices of Effectiveness”). In addition, the General Partner is a commodity pool operator and the Fund is a commodity pool, each subject to supervision and oversight by the Commodity Futures Trading Commission (the “CFTC”). At least every 12 months, the Fund is required to file a disclosure document, essentially the prospectus, with the National Futures Association (the “NFA”), the self-regulatory organization of the CFTC, for review and approval. As a result, during the relevant three-year period, the Fund’s disclosure document was reviewed and approved by the NFA on at least an annual basis in addition to being declared effective by the SEC on an annual basis.

We acknowledge that the three-year period provided for under Rule 415(a)(5) expired on January 17, 2016. However, sales were made only after the issuance of the Notices of Effectiveness (issued on January 17, 2013, April 29, 2013, May 5, 2014 and May 1, 2015, respectively). But for the issuances of the Notices of Effectiveness, no sales would have been permitted by the General Partner or the Fund. We acknowledge that the Notices of Effectiveness were issued before the expiration of the three-year period set forth in Rule 415(a)(5). However, this does not alter the fact that all sales of securities of the Fund complied on their face with the requirements of Section 5(a). Rule 415(a)(1)(ix) merely provides a mechanism for the registration of securities for sale on a delayed or continuous basis, and does not impose any substantive requirements as to the content of the disclosure required to be delivered to an investor. In addition, a new registration statement compliant with Section 415(a)(5) for securities of the Fund would have been substantially the same in all material respects to the one actually used. Consequently, an instance of non-compliance with Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(a), especially when, as in this instance, there has been no prima facie non-compliance with Section 5(a).

March 24, 2016

Section 5(b). The Prior Registration Statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1. The Fund offers its shares continuously, but only to certain financial institutions that are in privity of contract with the Fund, called “Authorized Participants,” and only in blocks of 50,000 shares, called “baskets”. Authorized Participants at all times were on notice, in the prospectus and in their respective contracts with the Fund and the General Partner (“Authorized Participant Agreements”), that their activities as authorized participants may cause them to be statutory underwriters and subject them to prospectus delivery requirements. The Fund and the General Partner have no reason to believe that any Authorized Participant has failed to comply with applicable prospectus delivery requirements. Consequently, we see no possibility of a non-compliance with Section 5(b).

Section 5(c). A registration statement was on file at all times, and the registration statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act. Consequently, the Fund as an issuer was compliant with the requirements of Section 5(c) prima facie. We acknowledge that sales were made after the three-year period set forth in Rule 415(a)(5). However, this does not alter the fact that a registration statement relating to those shares was on file at all relevant times. As set forth above, Rule 415(a)(1)(ix) merely provides a mechanism for the registration of securities for sale on a delayed or continuous basis, and an offering after the period set forth in Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(c).

Conclusion. We respectfully submit that the use of the Prior Registration Statement after January 17, 2016 did not result in any non-compliance with Section 5 because (i) Notices of Effectiveness were issued with respect to the Prior Registration Statement, (ii) there is no indication that each person who purchased securities of which the Fund was the issuer during all relevant periods did not receive a prospectus that complied with Section 10 in accordance with Section 5(b), and (iii) a registration statement was on file at all times. We acknowledge that offers and sales were made and securities were delivered after the expiration of the three-year period set forth in Rule 415(a)(5). We further recognize that voluntary compliance and vigilance by the private bar are the first lines of defense against non-compliance with the securities laws and the rules and regulations of the Commission. In this instance, non-compliance with Rule 415(a)(5) was not the result of any lack of good faith on the part of the issuer, the General Partner or counsel; it was a simple oversight. As soon as the issuer, the General Partner and counsel noticed this issue, we promptly began working with you in good faith to correct this oversight. We submit that no investor has been harmed by this non-compliance with Rule 415(a)(5) and none of the investor protection purposes of the Securities Act have been thwarted or even implicated. Further, a new registration statement compliant with Section 415(a)(5) for the securities of the Fund would have been substantially the same in all material respects to the one actually used. In light of the foregoing, we respectfully submit that the instant facts do not raise any issues of compliance with Section 5.

March 24, 2016

Section 12:

A claim for rescission may be brought by a private litigant under Section 12(a)(1) or Section 12(a)(2) of the Securities Act. A claim under Section 12(a)(2) of the Securities Act requires a material misstatement or omission in a registration statement or prospectus. Neither the Prior Registration Statement, nor the prospectus forming a part thereof, contained a material misstatement or omission that could give rise to rescission rights under Section 12(a)(2), unless it is the omission of a risk factor discussing possible rescission risks associated with the shares sold after January 17, 2016, which was the date of the expiration of the three-year period set forth in Rule 415(a)(5). The omission of such a risk factor could lead to a rescission right under Section 11(a) or Section 12(a)(2) only if it is material and if it renders misleading other statements actually made.

Materiality Defined. The general standard of materiality was established by the Supreme Court in TSC Industries, Inc. v. Northway,[2] in which the court held: “An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important…” explaining that “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by a reasonable investor as having significantly altered the ‘total mix’ of information made available.” The Supreme Court also stated that materiality is a mixed question of law and fact, and that the determination is usually left to the trier of fact. According to the Supreme Court, the determination “requires delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him.” While Northway was decided under the proxy rules, and the Supreme Court has not adopted the Northway standard for Section 11 or 12(b) of the Securities Act, the Supreme Court has expressly adopted the Northway standard of materiality for Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder,[3] and most courts have looked to the opinion in Northway for guidance as to the application of the materiality standard in the federal securities laws.[4]

The Fund is an investment fund whose investment objective is for the daily changes in percentage terms in the Fund’s net asset value per share to inversely track changes in the price of a specified futures contract for West Texas Intermediate light, sweet crude oil delivered to Cushing, Oklahoma (the “Benchmark Futures Contract”) less the Fund’s expenses, over time. The Fund’s objective is to inversely track its benchmark, whether the benchmark is rising, falling, or flat over any particular period, by trading a portfolio of futures contracts. It has no securities outstanding other than its shares that are the subject of the Prior Registration Statement and the New Registration Statement. It does not borrow money. It does not produce or sell any goods or services. Its only assets are positions in futures contracts, cash, U.S. Treasury bills and cash equivalents.

[2] TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976) (“Northway”).

[3] Basic v. Levinson, 485 U.S. 224 (1988).

[4] See, e.g., Lucia v. Prospect Street High Income Portfolio, Inc. 36 F.3d 170 (1st Cir. 1994); Wielgos v. Commonwealth Edison Co., 892 F.2d 509 (7th Cir. 1989); I. Meyer Pincus & Associates, P.C. v. Oppenheimer & Co., Inc., 936 F.2d 759 (2d Cir. 1991); and In re Donna Karan Intern. Securities Litigation, 1998 WL 637547 (E.D.N.Y. 1998).

March 24, 2016

Under the circumstances, to be material to a prospective investor in the Fund, a fact must be one that a reasonable person would consider important, and the omission of which would significantly alter the total mix of information available, to facilitate a judgment as to the ability of the Fund to achieve its investment objective.

Payments made by the Fund in rescission of its shares would reduce the Fund’s net asset value and its net asset value per share, negatively impacting the Fund’s ability to achieve its investment objective during any period beginning prior to the payment date and ending after the payment date. The materiality of the risk of rescission therefore is a function of two factors: (i) the likelihood that a claim for rescission can successfully be made; and (ii) how large the payment on the claim might be.

Other Elements of a Claim under Section 12(a)(1); Standing and Damages.

For the reasons discussed above, we are of the view that no violation of Section 5 has occurred. For a plaintiff to state a claim for rescission under Section 12(a)(1), the plaintiff must be able to demonstrate that it was the purchaser of a security in a transaction made in violation of Section 5.

As noted above, the Fund offers baskets of its shares continuously to Authorized Participants in accordance with the prospectus and the Authorized Participant Agreements. The Fund issues its shares in baskets to Authorized Participants on the business day immediately following the date on which a valid order to create a basket is accepted by the Fund, at a price equal to the net asset value of 50,000 shares on the day that the order to purchase the basket is accepted by the Fund’s marketing agent. The net asset value per share is calculated by taking the current market value of the Fund’s total assets after the closing of the NYSE Arca, subtracting any liabilities and dividing that total by the total number of the Fund’s outstanding shares. Authorized Participants, and others for whom an Authorized Participant may be acting in connection with a creation order, are cautioned in the Fund’s prospectus and in the applicable Authorized Participant Agreement that they may be deemed to be statutory underwriters, subject to prospectus delivery and liability provisions of the Securities Act, depending on the totality of the facts and circumstances surrounding their activities in the market for the Fund’s shares. Unless aggregated in baskets, the Fund’s shares are not redeemable. Authorized Participants may redeem shares in baskets on any business day in a transaction that is the reverse of a creation transaction.

The Fund’s shares are listed on the NYSE Arca, a national securities exchange. Ordinary secondary market transactions on the exchange generally are exempted from the provisions of Section 5 pursuant to Section 4, and there is no possibility of any rescission rights arising under Section 12(a)(1) in connection with any such exempt transaction.

March 24, 2016

Purchases of shares made on the NYSE Arca are made anonymously and are settled electronically thought the settlement systems of the Depository Trust Corporation. Since the Fund’s shares are fungible, a purchaser in the secondary market on the NYSE Arca cannot discern, and is indifferent to, whether the shares being purchased were newly created or not, or whether they have been purchased from a person who may be a statutory underwriter. Statutory underwriters who have a prospectus delivery obligation pursuant to Section 5(b)(1) are expected to take advantage of the exemption set forth in Securities Act Rule 172, and many (if not all) such transactions are expected to be exempt from the notification provisions of Rule 173 by reason of Section (f)(1) thereof. Consequently, purchasers of the Fund’s shares on the NYSE Arca would have probably insurmountable difficulty offering any proof of their purchase of any share in non-exempt transactions.

Assuming, arguendo, that a plaintiff could successfully establish that he or she purchased a security in a non-exempt transaction in violation of Section 5, in order to state a claim, he or she also must be able to show that the consideration paid for such security is greater than the amount of any income received thereon, upon the tender of such security, or for damages if the security is no longer owned. Given the typical circumstances, described below, when shares will be purchased from the Fund, the likelihood that persons who can prove they made such a purchase will be able to state such a claim is de minimis.

It is expected that baskets will be created when there is sufficient demand for shares in the secondary market on the NYSE Arca that the market price per share is greater than the net asset value per share. This creates an arbitrage opportunity for an Authorized Participant, or a customer of an Authorized Participant, who can create a basket at net asset value and sell the shares so created on the NYSE Arca at the higher market price. Indeed, it would be irrational for an Authorized Participant, for its own account or for the account of a customer, to submit a creation order under any other circumstances. Consequently, creation transactions generally are expected to be made by broker-dealers who are making markets in the Fund’s shares or other arbitrageurs seeking to lock-in a riskless profit by creating shares at net asset value when they are trading at a premium to net asset value on the NYSE Arca. A common way to effectuate such an arbitrage would be to sell shares short at the market price while simultaneously submitting a creation order at the lower net asset value, thereby locking-in a riskless profit. Other hedging techniques may be used to lock-in the arbitrage. In any event, we submit that in virtually all non-exempt transactions, the purchaser of shares from the Fund will have disposed of the shares at a profit in the secondary market on the NYSE Arca prior to or very nearly contemporaneously with the transaction in question. Consequently, in virtually all non-exempt transactions, an Authorized Participant, or the customer for whose account an Authorized Participant is acting in connection with a creation transaction, will have no statutorily cognizable damages to claim against the issuer.

It is expected that shares will be redeemed when the net asset value per share is greater than the market price per share, which creates a similar arbitrage opportunity for an Authorized Participant, or a customer of an Authorized Participant, who can acquire shares in secondary market transactions on the exchange and put the shares so acquired to the fund at the higher net asset value. It is the exploitation of arbitrage opportunities through the creation and redemption of shares that tends to cause the market price per share to track net asset value per share closely over time.

March 24, 2016

Potential Exposure.

An exact calculation of the potential exposure the Fund faces is impossible to make due to the number of variables involved, including, the Fund’s trading history and subsequent performance, the Fund’s capitalization and the limited number of creation baskets during the period in question. The foregoing, together with (i) the difficulty of proving that shares were purchased from the Fund in a transaction that violated Section 5 of the Securities Act or involved a material misstatement or omission and (ii) the need of an investor to be able to prove such a purchase resulted in a loss to the investor, reasonably lead to the conclusion that the exposure to the Fund from delay in filing the New Registration Statement is minimal.

Conclusion.

We are firmly of the view that the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) do not constitute a material fact required to be disclosed in the Fund’s prospectus or necessary to make the statements therein not misleading. We arrive at this conclusion in consideration of (i) the absence of any prima facie violation of Section 5 in connection with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5), (ii) the absence of any misstatement or omission in the Prior Registration Statement or the prospectus forming a part thereof, (iii) the expectation that the vast majority of transactions in shares are exempted from Section 5 by reason of Section 4, (iv) the fact that non-exempt transactions during the relevant period are likely to have been profitable for any potential plaintiff who consequently will have no statutorily cognizable damages to claim against the Fund, (v) the small amount of the potential exposure. In light of the foregoing, we respectfully submit that the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) could not constitute a fact that a reasonable person would consider important, and the omission of which would significantly alter the total mix of information available, to facilitate a judgment as to the ability of the Fund to achieve its investment objective, and consequently could not satisfy the standard of materiality articulated by the Supreme Court in Northway. Furthermore, we have not been able to identify any statement actually made in the New Registration Statement or the prospectus forming a part thereof that would be rendered misleading as a result of the omission of a risk factor discussing possible rescission risks associated the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5).

March 24, 2016

Please let us know if you have any questions or comments on the foregoing.

Sincerely

/s/ James M. Cain

James M. Cain

cc:	Carolyn Yu, Esq., General Counsel of the United States Commodity Funds, LLC Daphne G. Frydman, Sutherland Asbill & Brennan LLP